UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

NatureTrak, Inc.

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      California

      Date of Organization:

      December 31, 2019

Physical Address of Issuer:

2010-A Harbison Drive, Suite 507, Vacaville, California 95687, United States

Website of Issuer:

https://naturetrak.com

Current Number of Employees:

7 full-time employees.

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$234,240	$141,285
Cash & Cash Equivalents	$108,907	$40,805
Accounts Receivable	$0	$0
Short-term Debt	$397,243	$479,329
Long-term Debt	$132,727	$610,800
Revenues/Sales	$97,972	$178,900
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(1,284,820)	$(894,948)

Table of Contents

NatureTrak, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by NatureTrak, Inc ("**NatureTrak,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://naturetrak.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Jontae James
(Signature)

Jontae James
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jontae James
(Signature)

Jontae James
(Name)

Director
(Title)

April 28, 2022
(Date)

/s/ Daniel Fowkes
(Signature)

Daniel Fowkes
(Name)

Director
(Title)

April 28, 2022
(Date)

/s/Kenneth Tallo
_____
(Signature)

Kenneth Tallo
_____
(Name)

Director
_____
(Title)

April 28, 2022
_____
(Date)

/s/Paul Bush
_____
(Signature)

Paul Bush
_____
(Name)

Director
_____
(Title)

April 28, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 28, 2022

NatureTrak, Inc.



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

NatureTrak, Inc. offers an enterprise platform providing cannabis banking-as-a-service. It was originally formed on May 15, 2017 in California as a limited liability company named NatureTrak LLC. On December 31, 2019, the Company converted from a California limited liability company to a California corporation and became NatureTrak, Inc.

The Company is located at 2010-A Harbison Drive, Suite 507, Vacaville, California 95687, United States.

The Company's website is https://naturetrak.com.

The Company is headquartered and conducts business in California. The Company also sells its products and services through the Internet and throughout the United States and the U.S. Virgin Islands.

The information on the Company available on or through our website is not a part of this Form C-AR.

Description of the Business

NatureTrak provides cannabis banking-as-a-service: a full suite of Federal and State examiner-tested compliance tools for any financial institution to safely and profitably bank cannabis-related businesses. Our enterprise risk management platform enables financial institutions to bank Marijuana, CBD, and Hemp with confidence by giving them full transparency and risk analysis for the business activities and operations of their commercial cannabis clients.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We have limited history upon which an evaluation of our prospects and future performance can be made. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently generates limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We may depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if third party vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if the companies to whom we delegate services do not perform to our and our customers' expectations. Our vendors may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two third party vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, board of directors and key employees.

In particular, we are dependent on Jontae James, our Chief Executive Officer, William Martindale, our Chief Operating Officer, Daniel Fowkes, our Chief Revenue Officer, Jennie Martinez, our Chief Financial Officer and Sean Kammerich, our Chief Technology Officer. The Company does not have employment agreements with any of these individuals and there can be no assurances that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of any of these named individuals, or a board of director or key employee, could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Additionally, consultants and advisors that we engage may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. Congress and the FDA may attempt to change the classification for marijuana and modify rules for the banking industry's ability to participate in the cannabis industry. Court actions and regulatory proceedings could occur which may change or alter our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

NatureTrak provides cannabis banking-as-a-service: a full suite of Federal and State examiner-tested compliance tools for any financial institution to safely and profitably bank cannabis-related businesses. Our enterprise risk management platform enables financial institutions to bank Marijuana, CBD, and Hemp with confidence by giving them full transparency and risk analysis for the business activities and operations of their commercial cannabis clients.

Business Plan

The Company plans to significantly expand its business by increasing sales and marketing and exploring new direct revenue opportunities. The Company aims to achieve profitability in 2022 and is projected to break even on a monthly basis in the next 10-12 months. The capital we raise here will empower us to expand our sales and marketing efforts and explore new business opportunities as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Marijuana Anomaly Detection (MAD)	AI risk-management solution that aggregates the data from cannabis supply chain operations, and fully integrates with financial institutions core software and/or AML (anti-money laundering) software. MAD aggregates complex transactional risk as defined by state specific cannabis laws and guidelines. Solving the key issues facing cannabis-related businesses, the financial institutions that bank them and the government regulators that oversee it all.	B2B: Enterprise software direct to financial institutions
Track and Trace	Provides cannabis licensee verification, and cannabis product supply-chain track and trace, as required by emerging adult-use regulatory standards in California and nationwide. A state of the art SaaS platform, custom built for the legalized cannabis industry - offering transparency, authentication, and eCommerce at every step from seed to sale.	B2B: Enterprise software direct to government and regulatory authorities

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Several competitors offer "compliance" software that validate/legitimize cannabis deposits and withdrawals within 30 to 90 days. This time delay happens for several reasons including, among other things, due to manual data entry and the exchanging of invoices and purchase orders. NatureTrak addresses a need to have real-time validation/legitimization by integrating with, and aggregating data from, several software suites used by financial institutions and cannabis industry businesses that enable our banking customers to scale. We give the banking system the ability to audit, verify and bank cannabis companies with full transparency and regulatory compliance. Thanks to NatureTrak - regulators, operators and banks have the ability to conduct legal cannabis business with confidence.

Customer Base

We sell our compliance tools directly to financial institutions banking Marijuana, CBD or hemp. Our focus today is credit unions located states where recreational use of marijuana is legal. There are over 15 States that have legalized recreational marijuana and 31 States have legalized medical marijuana. There are another 13 States expected to legalize recreational or medical marijuana use in 2021.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations.

Intellectual Property

The Company currently does not have any registered patents or trademarks. All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the naturetrak.com and copaceticstrategies.com domain names.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. The Company's business is highly dependent on the regulatory climate towards the recreational and medicinal use of cannabis. Currently, 15 States have legalized recreational marijuana and 31 States have legalized medical marijuana. There are another 13 States expected to legalize recreational or medical marijuana use in 2021.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS*

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jontae James	Chief Executive Officer and Director	Chief Executive Officer and Director of NatureTrak, Inc., 2017 – Present Responsible for strategy, business development, marketing, project management, product development, fundraising, general CEO duties and Q/A testing.	University of Saint Francis, B.A, Marketing, 2003
Daniel Fowkes	Chief Revenue Officer and Director	Chief Revenue Officer and Director of NatureTrak, Inc., 2020 – Present Responsible for strategy, business development and marketing. Executive Vice President, Revelar Health, 2015-2020 Responsible for defining and executing market and sales strategies to launch and distribute Revelar worldwide.	Stanford University, B.A, Economics, 1983
Sean Kammerich	Chief Technology Officer	Chief Technology Officer of NatureTrak, Inc., 2020– Present Responsible for product development, design and delivery for cannabis banking. Senior Software Engineer, VSP Vision Care, 2018-2019 Responsible for insurance broker portal technical oversight and development. Senior Java Developer, Informatix, Inc., 2015-2018 Responsible for technical oversight and development	California State University, B.S., Computer Science, 2003
Jennie Martinez	Chief Financial Officer	Chief Financial Officer of NatureTrak, Inc., 2020 – Present Responsible for all finance functions within the organization including financial reporting, forecasting/budgeting, HR compliance and controls. J. Lee Financial, 2017-Present	Cal State Fullerton, B.A., Business Administration and Accounting, 2004

		Provides executive level consulting and fractional CFO services to start-ups and growth companies in several industries including Fintech, SAAS and professional services.	
William Martindale	Chief Operating Officer	Chief Operating Officer of NatureTrak, Inc., 2017– Present Responsible for financial matters, treasurer duties, legal support, fundraising, HR matters, administrative matters, corporate matters, product development and Q/A testing. COO at Kynetics, LLC, 2017-Present Responsible for strategy, sales, project management, financial matters, legal support, administrative and corporate matters.	Continuing Education: Solano and Napa Colleges
Ken Tallo	Director	Director of NatureTrak, Inc., 2019 – Present Responsible for strategy and oversight. Partner, Winning Streak Ventures, 2020-Present Responsible for running due diligence and advising startups on business strategy and technology developments. Board Member, Sacramento Angels, 2016-Present Responsible for guiding the organization on business matters, and assisting with administrative efforts related to the organization charter as an investment group.	Lousiana State University, B.A, Electrical Engineering, 1985

Paul Bush	Director	Director of NatureTrak, Inc., March 2021 – present	N/A
		Responsible for strategy and oversight.	
		Manager, CBF Enterprise Holdings LLC, 2016-Present	
		Responsible for asset management and identifying investment opportunities.	

*The size of the Board, and election of directors, is subject to a Voting Rights Agreement between the Company and certain shareholders, dated March 22, 2021.

Biographical Information

Jontae James: Jontae is the founder of NatureTrak and the visionary for its enterprise risk management platform for financial institutions banking commercial cannabis. He has consulted with government agencies to build track-and-trace solutions, creating proprietary algorithms to uncover unusual or suspicious activity in the supply chain. Jontae has over 15 years in government and enterprise SaaS supply chain management. Prior to NatureTrak, he was Co-founder of Bluntli, a digital licensing platform in the cannabis industry which specialized in patient and entity license verification. Bluntli was the first of several track and trace technologies to bring transparency and visibility into the emerging cannabis market.

Daniel Fowkes: Dan has over 30 years of experience in building and leading enterprise technology sales and marketing organizations, with a track record of driving significant growth leading to IPO's or acquisitions. He is a seasoned executive, successfully defining and executing on strategy in early stage companies, driving rapid growth in markets ranging from small and mid-size businesses up to and including the Fortune 500. His methodologies have secured high-margin, continuous revenue streams in rapidly changing software and services environments. Dan holds a Bachelor's Degree in Economics from Stanford University.

Sean Kammerich: Sean is a programmer, systems architect and product visionary. Sean can take a business vision and turn it into a fully developed product. He is experienced in leading development teams to rapid and results-oriented outcomes. A veteran of Apple, Intel and VSP he has over a decade of experience in all technical, leadership and stakeholder communications of product development.

Jennie Martinez: Jennie is a licensed CPA and experienced CFO with more than 15 years of experience in finance and accounting, with a successful record of developing startup companies in both the technology and service sectors. Jennie began her career in public accounting with Ernst & Young and Moss Adams. She worked as VP of Finance and CFO before founding J. Lee Financial in 2017. As an outsourced CFO, Jennie services small and mid-sized companies to establish stability, build infrastructure and support growth. Jennie serves on several boards and was past president of the Sacramento Chapter of Financial Executives International. In 2016, Jennie was one of Sac Business Journal's "CFO of the Year" honorees and in 2019, she was recognized as one of Sacramento's "40 under 40".

William Martindale: Will is a co-founder of NatureTrak and manages the Company's operations and administration. He is a veteran of technology companies – with expertise in Information Technology. Prior to NatureTrak, in 2021 he Co-founded Kynetics, LLC in Sunnyvale, CA. Before Kynetics, he was Director of Technology and IT systems for 11 years at Wunder-Bar.

<u>Ken Tallo</u>: Ken has a long history of entrepreneurship, angel investing, and advisory roles for companies within markets such as FinTech, healthcare, marketing and advertising, manufacturing technology, consumer products, and intellectual property licensing. Ken currently serves on several Boards where he has taken companies from early concept formation through successful exit. Ken is currently a Managing Partner at Winning Streak Ventures, an early-stage venture fund. He is a board member of NatureTrak, Sacramento Angels, ParsePay and Sparck. Ken is also the Founder/President of Pinnacle Enterprises (a non-profit). In prior roles, he served as a Partner with Xinova Corp (business & technology firm) and 17 years with Intel Corporation where he held several senior level positions in the IOT (Internet of Things) Group and Intel Capital.

<u>Paul Bush</u>: Paul is a seasoned angel investor and entrepreneur. He is also a lead Investor at NatureTrak.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. Additionally, all directors and officers have entered into indemnification agreements with the Company.

Employees

The Company currently has seven (7) full-time employees. The Company also utilizes consultants and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 19,690,000 shares of common stock, par value $0.001 per share, consisting of 16,000,000 shares of Voting Common Stock and 3,690,000 shares of Non-Voting Common Stock (collectively, the "**Common Stock**") and 9,683,338 shares of preferred stock, par value $0.001 per share, consisting of 6,000,000 shares of Series Seed Preferred Stock, 3,000,000 shares of Series Seed 2A Preferred Stock and 683,338 shares of Series Seed 2B Preferred Stock (collectively, the "**Preferred Stock**"). Additionally, the Company has established a 2020 Incentive Plan for which 3,000,000 shares of Non-Voting Common Stock are authorized thereunder and 1,134,401 shares of Non-Voting Common Stock are available for issuance under the Plan. At the filing of this Form C-AR, 6,000,000 shares of Voting Common Stock, 603,409 shares of Non-Voting Common Stock, 4,015,883 shares of Series Seed Preferred Stock, 1,086,065 shares of Series Seed 2A Preferred Stock and 683,338 shares of Series Seed 2B Preferred Stock are issued and outstanding.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Voting Common Stock
Amount Outstanding	6,000,000
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Voting Common Stock which may dilute the Security.

Type	Non-Voting Common Stock
Amount Outstanding	603,409
Par Value Per Share	$0.001
Anti-Dilution	None
Voting Rights	Non-Voting
Other Material Terms	Upon the occurrence of the sale of shares of Voting Common Stock to the public in a firm-commitment underwritten public offering, all outstanding Non-Voting Common Stock will convert into shares of Voting Common Stock on a 1:1 basis
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Non-Voting Common Stock which may dilute the Security.

Type	Series Seed Preferred Stock
Amount Outstanding	4,015,883
Par Value Per Share	$0.001
Voting Rights	1 vote per share (on an as-converted to Common Stock basis)
Anti-Dilution Rights	Yes
Other Rights	(a) 1.0x non-participating Liquidation Preference (after payment of the Series Seed 2 Liquidation Preference); (b) Converts into Common Stock
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Preferred Stock which may dilute the Security.

Type	Series Seed 2A Preferred Stock
Amount Outstanding	1,086,065*
Par Value Per Share	$0.001
Voting Rights	1 vote per share (on an as-converted to Common Stock basis)
Anti-Dilution Rights	Weighted average anti-dilution protection
Other Rights	(a) 1.5x Liquidation Preference (pari passu basis with each other holder of Series Seed 2A Preferred Stock and Series Seed 2B Preferred Stock); (b) Converts into Common Stock (c) Holders subject to Voting Agreement and Investor Rights Agreement.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed 2A Preferred Stock which may dilute the Security.

* The Company has a signed agreement to issue another 102,459 shares of Series Seed 2A Preferred Stock. Payment is expected within the next month.

Type	Omnibus Series Seed 2A Preferred Stock
Amount Outstanding	145,866
Par Value Per Share	$0.001
Voting Rights	1 vote per share (on an as-converted to Common Stock basis)
Anti-Dilution Rights	Weighted average anti-dilution protection
Other Rights	(a) 1.5x Liquidation Preference (pari passu basis with each other holder of Series Seed 2A Preferred Stock and Series Seed 2B Preferred Stock); (b) Converts into Common Stock (c) Holders subject to Voting Agreement and Investor Rights Agreement.

Type	Series Seed 2B Preferred Stock
Amount Outstanding	683,338
Par Value Per Share	$0.001
Voting Rights	1 vote per share (on an as-converted to Common Stock basis)
Anti-Dilution Rights	Weighted average anti-dilution protection
Other Rights	(a) 1.5x non-participating Liquidation Preference (pari passu basis with each other holder of Series Seed 2A Preferred Stock and Series 2B Preferred Stock); (b) Converts into Common Stock (c) Holders subject to Voting Agreement and Investors Rights Agreement.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed 2B Preferred Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	1,262,190
Voting Rights	The holders of Options to purchase 1,262,190 shares of Non-Voting Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase one share of Non-Voting Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Non-Voting Common Stock which may dilute the Security.

Type	Warrant to Purchase Common Stock
Shares Issuable Upon Exercise	650,000
Voting Rights	The holders of Warrants to purchase Non-Voting Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Non-Voting Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants to purchase Non-Voting Common Stock which may dilute the Security.

Outstanding Debt

The Company has the following debt outstanding:

Type	Unsecured Loans from Related Parties*
Amount Outstanding	$132,727
Interest Rate and Amortization Schedule	2.5%
Description of Collateral	Unsecured
Maturity Date	December 31, 2028

* The breakdown is as follows: (i) $69,500 from Paul Bush, a director of the Company; (ii) $21,600 from Kenneth Tallo, a director of the Company; (iii) $5,480 from William Martindale, the Company's COO; and (iv) $36,146.85 from Goodees, Inc, an over 20% owner of the Company.

Type	Unsecured Loans from Related Parties*
Amount Outstanding	$135,000
Interest Rate and Amortization Schedule	2.5%
Description of Collateral	Unsecured
Maturity Date	*

* The breakdown is as follows: (i) on April 5, 2022, the sum of $35,000 from Jontae James, the Company's CEO; and (ii) on November 9, 2021, the sum of $100,000 from Lord Marketing and Consulting, LLC, a company that is affiliated with Paul Bush, a director of the Company. The loans have a maturity date of March 31, 2032 and December 31, 2029, respectively.

Type	Unsecured Loan from Third Party
Amount Outstanding	$75,000
Interest Rate and Amortization Schedule	2.5%
Description of Collateral	Unsecured
Maturity Date	December 31, 2031

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series Seed Preferred Stock	$1,400,000	4,015,833	Research & Development and General Working Capital	Various dates between September 27, 2017 and December 18, 2019	Reg. D Rule 504
SAFE*	$500,000	10	Research & Development and General Working Capital	January 8, 2020; March 4, 2020; March 20, 2020; July 17, 2020; July 20, 2020; August 12, 2020; September 15, 2020; November 18, 2020; December 29, 2020; January 19, 2021	Section 4(a)(2)
Series Seed 2A Preferred Stock**	$1,325,000	1,086,065	Research & Development and General Working Capital	March 22, 2021; December 15, 2021; March 28, 2022	Reg. D Rule 506(b)
Series Seed 2B Preferred Stock*	N/A	683,338	Research & Development and General Working Capital	March 22, 2021	Reg. D Rule 506(b)
Option to Purchase Common Stock	$0	1,262,190	N/A	September 29, 2020; October 15, 2020; November 1, 2020; November 19, 2020; November 30, 2020; December 30, 2020.	Rule 701
Warrant to Purchase Common Stock	$0	650,000	N/A	August 13, 2018; August 13, 2019; November 20, 2020.	Reg. D Rule 506(b)
Omnibus Series Seed 2A Preferred Stock	$177,956	145,866	Research & Development and General Working Capital	December 2, 2021	Reg. CF

**The SAFEs were converted into Series Seed 2B Preferred Stock in March 2021 at a price of $0.7317 per share.
**The Company has a signed agreement to issue another 102,459 shares of Series Seed 2A Preferred Stock. Payment is expected within the next month.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Goodees, Inc.*	3,000,000 shares of Voting Common Stock/137,500 shares of Series Seed Preferred Stock	25.33%

*No individual or entity owns more than 20% of this entity.

<center>**FINANCIAL INFORMATION**</center>

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

NatureTrak, Inc. was incorporated in California as a corporation on December 31, 2019. The Company was originally formed on May 15, 2017 in California as a limited liability company named NatureTrak LLC. On December 31, 2019, the Company converted from a California limited liability company to a California corporation and became NatureTrak, Inc.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2022, the Company had an aggregate of $125,000 in cash and cash equivalents. Additionally, the Company is expecting $125,000 in proceeds from the sale of Series Seed 2A Preferred Stock in the next few weeks and has several verbal capital commitments that, if consummated, will provide the Company with sufficient runway for at least 12 months.

Liquidity and Capital Resources

In November 2021, the Company completed an offering pursuant to Regulation CF and raised $177,956.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(1) The Company loaned PBJ&J Enterprises, LLC, an entity owned by the Company's CEO and shareholder, Jontae James, the sum of $47,906 which was formalized into a long-term note receivable on December 15, 2020. The note matures on December 31, 2028 and has an interest rate of 2.5%.

(2) On December 15, 2020, the Company received unsecured loans from certain shareholders and executive officers, in the total amount of $132,727. The breakdown is as follows: (i) $69,500 from Paul Bush, a director of the Company; (ii) $21,600 from Kenneth Tallo, a director of the Company; (iii) $5,480 from William Martindale, the Company's COO; and (iv) $36,146.85 from Goodees, Inc, an over 20% owner of the Company. The loans bear interest at a rate of 2.5% per annum and have a maturity date of December 31, 2028.

(3) The Company received unsecured loans from certain shareholders and executive officers, in the total amount of $135,000. The breakdown is as follows: (i) on April 5, 2022, the sum of $35,000 from Jontae James, the Company's CEO; and (ii) on November 9, 2021, the sum of $100,000 from Lord Marketing and Consulting, LLC, a company that is affiliated with Paul Bush, a director of the Company. The loans bear interest at a rate of 2.5% per annum and have a maturity date of March 31, 2032 and December 31, 2029, respectively.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 28, 2022

NatureTrak, Inc.



NatureTrak

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$108,907
Accounts Receivable	$0
Other Current Assets	$11,053
Total Current Assets	**$119,960**
Fixed Assets	$0
Other Assets	$114,280
TOTAL ASSETS	**$234,240**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	$129,645
Other Current Liabilities	$267,598
Total Current Liabilities	**$397,243**
Long-Term Liabilities	
2500 Notes Payable	132,727
2801 CARES Act Paycheck Protection Program	0
2900 Convertible Notes	0
Total Long-Term Liabilities	**$132,727**
Total Liabilities	**$529,970**
Equity	$ -295,730
TOTAL LIABILITIES AND EQUITY	**$234,240**

NatureTrak

Profit and Loss

January - December 2021

	TOTAL
Revenue	**$97,972**
Development	**$554,893**
GROSS PROFIT	**$ -456,921**
Expenses	
6000 Sales and Marketing	**373,265**
7000 General & Administrative	**551,482**
Total Expenses	**$924,747**
NET OPERATING INCOME	**$ -1,381,668**
Other Income	**$96,848**
NET OTHER INCOME	**$96,848**
NET INCOME	**$ -1,284,820**